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                                             FILING PURSUANT TO RULE 425 OF THE
                                             SECURITIES ACT OF 1933, AS AMENDED

                                             FILER: NORTHROP GRUMMAN CORPORATION

                                             SUBJECT COMPANY: TRW INC. NO 1-2384

                                             FILING: REGISTRATION STATEMENT ON
                                                     FORM S-4 (REGISTRATION NO.
                                                     333-83672)

     The text of the following press release was issued by TRW Inc. on March 3, 2002.

     NORTHROP GRUMMAN FILED A REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-83672) AND A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 2002 WITH RESPECT TO ITS OFFER TO EXCHANGE ALL OUTSTANDING SHARES OF TRW CAPITAL STOCK FOR NORTHROP GRUMMAN STOCK. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BEFORE MAKING ANY DECISION REGARDING THE OFFER TO EXCHANGE. COPIES OF SUCH DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OR FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800-755-7520.

                            ----------------------
                            ----------------------

TRW BOARD REJECTS NORTHROP GRUMMAN PROPOSAL

CLEVELAND, March 3, 2002 - TRW Inc. (NYSE: TRW) announced today that its board of directors has unanimously determined to reject Northrop Grumman Corporation's (NYSE: NOC) proposal set forth in its letter dated February 21, 2002 to acquire all of the outstanding shares of TRW for $47 per share in Northrop Grumman stock. After careful consideration, including consultation with independent financial and legal advisors, the TRW board of directors concluded that Northrop Grumman's proposal was financially inadequate. The board noted its belief that the Northrop Grumman proposal grossly undervalues TRW's advanced portfolio of technology and market leadership positions in space, defense, information systems and automotive parts, and is not consistent with the board's objective of enhancing shareholder value.

"This is all about shareholder value," said Philip A. Odeen, TRW's chairman, "and the Northrop Grumman proposal does not begin to recognize the value of TRW's franchise."

Following is a letter sent today from TRW chairman Philip A. Odeen and lead director Kenneth A. Freeman to Kent Kresa, chairman and chief executive officer of Northrop Grumman.

                                  March 3, 2002

     Mr. Kent Kresa

     Chairman of the Board and Chief Executive Officer
     Northrop Grumman Corporation
     1840 Century Park East
     Los Angeles, CA 90067

     Dear Mr. Kresa:

     The board of directors of TRW has met to consider Northrop Grumman's February 21 proposal to acquire TRW for $47 per share in stock.

     After careful consideration, including a thorough review of the proposal with our independent financial and legal advisors, the board has determined not to pursue discussions with regard to Northrop Grumman's proposal. Simply put, the board has unanimously concluded that Northrop Grumman's proposal is financially inadequate. We believe Northrop Grumman's proposal grossly undervalues TRW's businesses, including its premier franchise in the defense industry, does not adequately reflect the true value of our unique market position and business opportunities, and is not consistent with our objective of enhancing shareholder value.

                                     (more)

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                                     Page 2

     In making this determination, and based on your letter, we have assumed that the $47 per share would be in fixed value and that the timing or closing of such transaction would not be conditioned in any way upon the separation of our automotive business. Accordingly, our board has determined that there is no reason to explore Northrop Grumman's proposal further.

     The board views Northrop Grumman's proposal as an opportunistic attempt to acquire one of the industry's leading space and electronics and systems businesses at a time when TRW's stock price was temporarily depressed after the sudden departure of David Cote, our former chairman, president and chief executive officer. In addition, as of March 1, 2002, TRW's stock price closed at $50.05 per share, over $3 per share higher than Northrop Grumman's proposal.

     TRW is positioned for future technology-driven growth. Our space and defense businesses are in the "sweet spot" of growth in national defense and homeland security. Our aeronautical business is a global leader in control systems and product support and is well positioned for growth as the commercial aerospace sector continues to rebound. Our global automotive business is a market and technology leader in our product segments and is generating strong cash flow, even at the bottom of the automotive cycle. We have been driving cost reductions and productivity improvements, while creating a customer-focused, performance-driven culture. Over the past three years, we have reduced net debt by $3.9 billion. In 2001, we exceeded earnings expectations for each quarter and are on track to meet 2002 expectations.

     We are confident in TRW's ability to continue to take the steps necessary to fully realize the value of our franchise. Toward this end, the board's executive search committee, comprised of outside directors, has selected a prominent executive search firm and is actively engaged in a search for a new chief executive officer. As you know, TRW has an experienced senior management team and an outstanding employee base. We are 94,000 strong worldwide and our employees are highly committed to the company and their customers in the aerospace, systems and automotive businesses. With our unparalleled technologies and market leading positions, we are confident that great things can continue to be expected from TRW.


     Sincerely,



     //s// Philip A. Odeen               //s// Kenneth W. Freeman
     Philip A. Odeen                     Kenneth W. Freeman
     Chairman                            Lead Director

Goldman, Sachs & Co. and Credit Suisse First Boston Corporation are serving as financial advisors to TRW, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

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Statements that are not statements of historical fact may be forward-looking statements. Important factors that could cause TRW's actual results to differ materially from the forward-looking statements contained in this release can be found in TRW's most recent quarterly report on Form 10-Q for the quarter ended September 30, 2001.

This release does not relate to Northrop Grumman's exchange offer announced March 3, 2002. Shareholders of TRW are advised to read TRW's Solicitation / Recommendation Statement on Schedule 14D-9 when it becomes available because it will contain important information. Shareholders of TRW and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 and other documents filed by TRW at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained, free of charge, by calling investor relations at TRW at 216-291-7506.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.